Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

 EMX ROYALTY CORPORATION ("EMX" or the "Company")

 Suite 501 - 543 Granville Street

 Vancouver, British Columbia

 V6C 1X8

Item 2. Date of Material Change

 September 5, 2023

Item 3. News Release

A news release dated September 5, 2023, was disseminated through the facilities of Newsfile Corp. and filed on SEDAR at www.sedarplus.ca on September 5, 2023.

Item 4. Summary of Material Change

The Company announced the execution of an amended and restated royalty agreement dated September 1, 2023 with respect to its Timok royalty property with Zijin (Europe) International Mining Company Ltd., a wholly owned subsidiary of Zijin Mining Group Ltd ("Zijin"). EMX and Zijin have agreed that the Timok royalty will consist of a 0.3625% Net Smelter Return ("NSR") royalty that is uncapped and cannot be repurchased or reduced. The royalty covers Zijin's Brestovac exploration permit area (including the Cukaru Peki Mining licenses), as well as portions of Zijin's Jasikovo-Durlan Potak exploration license north of the currently active Bor Mine (Figure 1 attached as Schedule "A").

As part of the execution of the revised royalty agreement, EMX will receive approximately US$6.68 million. This includes royalty payments of $1.59 million from July-December, 2021, royalty payments of $3.20 million from the calendar year 2022, and $1.89 million for the period of January-June, 2023. Thereafter, EMX will continue to receive quarterly production royalty payments on an ongoing basis.

Item 5. Full Description of Material Change

 Item 5.1 Full Description of Material Change

The Company announced the execution of an amended and restated royalty agreement dated September 1, 2023 with respect to its Timok royalty property with Zijin (Europe) International Mining Company Ltd., a wholly owned subsidiary of Zijin. EMX and Zijin have agreed that the Timok royalty will consist of a 0.3625% NSR royalty that is uncapped and cannot be repurchased or reduced. The royalty covers Zijin's Brestovac exploration permit area (including the Cukaru Peki Mining licenses), as well as portions of Zijin's Jasikovo-Durlan Potak exploration license north of the currently active Bor Mine (Figure 1 attached as Schedule "A").

EMX's Timok royalty property is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposits which have recently been put into production by Zijin. Cukaru Peki represents one of the premier copper and gold discoveries in the world in the past 10 years and is a top tier royalty asset for EMX. The Cukaru Peki deposits consist of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the "Upper Zone", and a deeper body of porphyry-style copper-gold mineralization known as the "Lower Zone". Zijin is currently producing copper and gold from the Upper Zone deposit at Cukaru Peki, while concurrently developing the Lower Zone.  The Cukaru Peki deposits and operations are summarized in Zijin's annual reports and in various Zijin disclosures. An NI-43-101 technical report for the Timok royalty was filed by EMX on SEDAR on March 31, 2022.

As part of the execution of the revised royalty agreement, EMX will receive approximately US$6.68 million. This includes royalty payments of $1.59 million from July-December, 2021, royalty payments of $3.20 million from the calendar year 2022, and $1.89 million for the period of January-June, 2023. From that point forward EMX will continue to receive quarterly production royalty payments on an ongoing basis. EMX is appreciative of Zijin's cooperative and amicable approach throughout the process of achieving this resolution and looks forward to working with Zijin as the projects advance.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

 Item 5.2 Disclosure for Restructuring Transactions

 Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 None.

Item 8. Executive Officer

Rocio Echegaray, Corporate Secretary

Phone:  604-688-6390

Email:  rocio@EMXRoyalty.com

Item 9. Date of Report:

 September 6, 2023

Forward-Looking Statements

This material change report may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this material change report, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this material change report or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2023 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2022, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

Schedule "A"

Figure 1. Locations of EMX royalty interests and key geological features in the Timok Magmatic Complex in the Bor Mining District of Serbia.